Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2005

Mr. Steven Cohen
Senior vice President and Chief Financial Officer
Oscient Pharmaceuticals Corporation
1000 Winter Street
Suite 2200
Waltham, MA 02451

> **Re:** **Oscient Pharmaceuticals Corporation**
> **Form 10-K for the year ended December 31, 2004**
> **Filed March 16, 2005 and**
> **File No. 000-10824**

Dear Mr. Cohen:

We have limited our review of your filing to those issues we have addressed in our comments.   In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Management Discussion and Analysis, page 17

Major Research and Development Projects, page 22

1. We believe that your disclosures regarding research and development projects for
    FACTIVE Tablets, Ramoplanin, and in-process programs acquired from Genesoft
    could be improved. Please provide us following information in a disclosure type
    format:

    a. The nature, timing and estimated costs of the efforts necessary to complete each
        project;
    b. The anticipated completion dates;
    c. The risks and uncertainties associated with completing development on schedule,
        and the consequences to operations, financial position and liquidity if the project
        is not completed timely; and,
    d. The period in which material net cash inflows from significant projects are
        expected to commence.

        Regarding a. and b., disclose the amount or range of estimated costs and timing to
        complete the phase in process and each future phase. To the extent that
        information is not estimable, disclose those facts and circumstances indicating the
        uncertainties that preclude you from making a reasonable estimate.

Critical Accounting Policies & Estimates, page 24

Sales Rebates, Discounts and Incentives, page 24

2. We believe that your disclosure related to estimates that reduce gross revenue could
    be improved. Please provide us the following information in disclosure-type format:

    a. The nature and amount of each accrual at the balance sheet date and the effect
        that could result from using other reasonably likely assumptions than what
        you used to arrive at each accrual such as a range of reasonably likely
        amounts or other type of sensitivity analysis.

    b. The specific factors that you consider in estimating each accrual.

    c. Considering that product sales did not begin until September 2004, address the
        factors in paragraph 8 of SFAS 48 that may impair your ability to make a
        reasonable estimate of future product returns. Explain why historical returns
        of similar or competing products in the distribution channel are sufficient in
        making a reasonable estimate.

d. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, explain the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant